Avago Technologies
Meeting with Broadcom Employees  June  2015
Your Imagination, Our Innovation
Filed by Avago
Technologies Limited
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934, as amended
Subject Company: Broadcom Corporation
Commission File No.: 000-23993

Your Imagination, Our Innovation
Cautions
Regarding
Forward-Looking
Statements
This
communication
contains
forward-looking
statements
(including
within
the
meaning
of
Section
21E
of
the
United
States
Securities
Exchange
Act
of
1934,
as
amended,
and
Section
27A
of
the
United
States
Securities
Act
of
1933,
as
amended)
concerning
Avago,
Broadcom,
Pavonia
Limited
(“HoldCo”),
Safari
Cayman
LP
(“New
LP”),
the
proposed
transactions
and
other
matters.
These
statements
may
discuss
goals,
intentions
and
expectations
as
to
future
plans,
trends,
events,
results
of
operations
or
financial
condition,
or
otherwise,
based
on
current
beliefs
of
the
management
of
Avago
and
Broadcom,
as
well
as
assumptions
made
by,
and
information
currently
available
to,
such
management.
Forward-looking
statements
may
be
accompanied
by
words
such
as
“aim,”
“anticipate,”
“believe,”
“plan,”
“could,”
“would,”
“should,”
“estimate,”
“expect,”
“forecast,”
“future,”
“guidance,”
“intend,”
“may,”
“will,”
“possible,”
“potential,”
“predict,”
“project”
or
similar
words,
phrases
or
expressions.
These
forward-looking
statements
are
subject
to
various
risks
and
uncertainties,
many
of
which
are
outside
the
parties’
control.
Therefore,
you
should
not
place
undue
reliance
on
such
statements.
Factors
which
could
cause
actual
results
to
differ
from
those
projected
or
contemplated
in
any
such
forward-looking
statements
include,
but
are
not
limited
to,
the
following
factors:
(1)
the
risk
that
the
conditions
to
the
closing
of
the
transaction
are
not
satisfied,
including
the
risk
that
required
approvals
from
the
shareholders
of
Avago
or
Broadcom
for
the
transaction
are
not
obtained;
(2)
litigation
relating
to
the
transaction;
(3)
uncertainties
as
to
the
timing
of
the
consummation
of
the
transaction
and
the
ability
of
each
party
to
consummate
the
transaction;
(4)
risks
that
the
proposed
transaction
disrupts
the
current
plans
and
operations
of
Avago
or
Broadcom;
(5)
the
ability
of
Avago
and
Broadcom
to
retain
and
hire
key
personnel;
(6)
competitive
responses
to
the
proposed
transaction;
(7)
unexpected
costs,
charges
or
expenses
resulting
from
the
transaction;
(8)
potential
adverse
reactions
or
changes
to
business
relationships
resulting
from
the
announcement
or
completion
of
the
transaction;
(9)
the
combined
companies’
ability
to
achieve
the
growth
prospects
and
synergies
expected
from
the
transaction,
as
well
as
delays,
challenges
and
expenses
associated
with
integrating
the
combined
companies’
existing
businesses
and
the
indebtedness
planned
to
be
incurred
in
connection
with
the
transaction;
and
(10)
legislative,
regulatory
and
economic
developments.
The
foregoing
review
of
important
factors
that
could
cause
actual
events
to
differ
from
expectations
should
not
be
construed
as
exhaustive
and
should
be
read
in
conjunction
with
statements
that
are
included
herein
and
elsewhere,
including
the
risk
factors
included
in
Broadcom’s
and
Avago’s
most
recent
Quarterly
Report
on
Form
10-Q
and
Annual
Report
on
Form
10-K,
respectively,
and
Broadcom’s
and
Avago’s
more
recent
reports
filed
with
the
SEC.
Neither
Broadcom
nor
Avago
undertakes
any
intent
or
obligation
to
publicly
update
or
revise
any
of
these
forward
looking
statements,
whether
as
a
result
of
new
information,
future
events
or
otherwise,
except
as
required
by
law.
Forward-Looking Statements

Your Imagination, Our Innovation Today… • Introduce Avago • Review Transaction • Answer Your Questions Page 3

AVAGO TECHNOLOGIES
Today
AVAGO
AVAGO
Agilent Technologies
LSI
hp
LSI LOGIC
agere systems
Lucent Technologies
AT&T Bell Laboratories
1961
1981
1996
1999
2002
2005
2007
2009
2014

AVAGO TECHNOLOGIES

Your Imagination, Our Innovation
Heritage of Technology
Publicly Traded on
NASDAQ: “AVGO”
Approx. 8,400 Employees
HQ in San Jose and
Singapore
Market Cap:  $34.0B
(1)
Enterprise
Value:
$37.0B
(1)
(1) as of May 27, 2015

Your Imagination, Our Innovation
Avago
Business Model: Sustainable Franchises in
Technology
Wireless
Wired
Storage
Industrial
WSD
APD;
FOPD
DCD;
PCD;
DCSG;
ECD
IPD;
IFPD;
OPD;
MCPD;
IPL
•
Effective
•
Low cost
•
Simple
Avago Product Line Divisions (12 BUs across 4 End Markets)
Global Operations (Supply Chain, QA)
Global Sales
G & A (Finance, HR, Legal, IT, WPS)
•
Technology Leadership
•
Established markets
•
“Stickiness”
•
Focused
BU Franchises
Avago Platform

Your Imagination, Our Innovation Core Values… • Win at leading customers • Investing in technology leadership • Lean and flat organization • Aggressive compensation structure 1 2 3 4

Your Imagination, Our Innovation
Focus on Proprietary Products

Core Technologies
FBAR Filters
High Speed SerDes
Embedded
Parallel Optics
Storage Connectivity
Optical Sensing
End Markets
Wired
Enterprise
Storage
Industrial
Wireless
Product Lines
FBAR Filters
RF Front End Modules
Industrial Fiber
RAID & SAS Si/Adapters & PCIe Switches
Optical Isolation
Parallel Optics
Fibre Channel and Ethernet Connectivity
Motion Encoders
ASIC SerDes
Custom Flash Controllers
HDD Read Channel/Preamps

Your Imagination, Our Innovation
Strategically and Financially Compelling Transaction
Global semiconductor leader, with combined annual revenues
of approximately $15 billion
Enhanced scale and product breadth
Broad portfolio of complementary category-leading franchises
Levered to numerous secular growth trends
Immediately accretive to non-GAAP EPS and cash flow
Creates world’s leading diversified communications semiconductor company intel
QUALCOMM
AVAGO
Texas Instruments
NXP
BROADCOM
ST
MEDIATEK
AVAGO
RENESAS
BROADCOM
freescale

Your Imagination, Our Innovation
Creates a Global Semiconductor Leader
LTM Revenue ($B)
Source: company filings as of May 27, 2015
+
+
$55.9
$27.5
$15.1
$13.2
$10.5
$8.5
$7.3
$6.9
$6.6
$6.6
Combined enterprise value of $77 billion

Your Imagination, Our Innovation

San Jose, CA
Fort Collins, CO
Matamoros, MEX
Seoul, KR
Singapore, SG
Shanghai, CN
Pune, IN
Bangalore, IN
Colorado Springs, CO
Allentown, PA
Regensburg, DE
Boeblingen, DE
Wuxi, CN
Penang, MY
Mendota Hts, MN
Costa Mesa, CA
Headquarters in Irvine, CA
Broadcom Sites (>300 employees)
Avago
and Broadcom Footprint
Irvine, CA
Hyderabad, IN
Israel,
IL
Singapore, SG
Taiwan
San Diego, CA
San Jose, CA
Santa Clara, CA
Sunnyvale, CA
United Kingdom
China
Bangalore, IN
Avago Major Sites

Avago						Broadcom				
	RF	Fiber Optics	ASIC	Optocouplers	HDD	Storage Connectivity	Wireless Combo	Set Top Box	Broadband	Ethernet Switching	PHY
Leading Positions	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Key Customers	LG, Samsung, Huawei, HTC, Sony Ericsson, Motorola, Foxconn	HP, Cisco, Huawei, Ericsson, Brocade, Google	HP, Cisco, Juniper	Tyco, Siemens	Seagate, HGST, WD, Toshiba	Dell, Qualcomm, Cisco, Oracle, Intel, Fujitsu	Samsung, HTC, Android	Arris, Comcast, Pace, Time Warner Cable, Cox	Arris, Comcast, Netgear, Orange, Cox	HP, Cisco, Huawei, Juniper, Dell	HP, Cisco, Huawei, Juniper, Dell

Your Imagination, Our Innovation VERY Broad Portfolio of Category-Leading Franchises Page 11

($ in B)	AVAGO (5/03/2015) [1]	BROADCOM (3/31/2015)	AVAGO BROADCOM	Long-term model
Revenue	$6.60	$8.50	$15.10	5% CAGR
Gross margin	59%	55%	57%	60%
R&D % of revenue	15%	23%	20%	16%
SG&A % of revenue	6%	7%	7%	4%
Operating Income	$2.50	$2.10	$4.60	
Op. Income margin	38%	24%	30%	~40%
EBITDA	$2.70	$2.20	$4.90	
EBITDA margin	41%	26%	33%	~43%

AVAGO TECHNOLOGIES

Your Imagination, Our Innovation
Drive Towards a Very Profitable Financial Model
+
Sustainable and
growing revenue
Proven operating
model with industry
leading margins
$750M of annual run
rate synergies within
18 months of closing
Strong
cash flow
generation & liquidity
Track record of rapid
deleveraging
Note: Financials presented on non-GAAP basis, excluding stock-based compensation, amortization of intangible assets, and other non-recurring expenses
(1)  Pro forma for LSI, PLX and Emulex transactions
(2) Depreciation estimated as 3% of revenues

(2)
Source: company filings as of May 27, 2015

$2.30
$2.10
$1.90
$1.70
$1.50
$1.30
$1.10
$0.90
$0.70
$0.50
EPS
900%
850%
800%
750%
700%
650%
600%
550%
500%
450%
400%
350%
300%
250%
200%
150%
100%
50%
Index
$0.65
$0.64
$0.68
$0.73
$0.62
$0.66
$0.72
$0.77
$0.65
$0.61
$0.74
$.89
$0.84
$0.85
$1.26
$1.99
$2.09
$2.13
Avago Technologies
PHLX / Semiconductor
Avago Non-GAAP EPS

AVAGO TECHNOLOGIES

Your Imagination, Our Innovation
Avago
Stock has Outperformed…
12/16/13:  Announced Agreement to Acquire LSI
$50.10
5/6/14:  LSI Transaction Complete
$67.34
8/28/14:  Q3 Earning
$76.36
$95.13
12/03/14:  Q4 Earning
$112.68
02/25/15:  Q1 Earning
$141.38
05/28/15: Announced Agreement to Acquire Broadcom
8/5/09: IPO $15.00

Your Imagination, Our Innovation
Next Steps
Pre-Closing
Need regulatory approvals in various jurisdictions
Need approval of Avago’s and Broadcom’s shareholders
Already unanimously approved by the Boards of Directors of both companies
Integration
Still run as two separate companies
Planning towards Day One
Post-Closing
Avago adopts the name Broadcom Limited
Hock Tan will continue to serve as Chief Executive Officer
Henry Samueli will be appointed Chief Technical Officer and join the board

Your Imagination, Our Innovation Q & A

Your Imagination, Our Innovation
Important Additional Information

No
Offer
or
Solicitation
This
communication
is
not
intended
to
and
does
not
constitute
an
offer
to
sell
or
the
solicitation
of
an
offer
to
subscribe
for
or
buy
or
an
invitation
to
purchase
or
subscribe
for
any
securities
or
the
solicitation
of
any
vote
in
any
jurisdiction
pursuant
to
the
proposed
transactions
or
otherwise,
nor
shall
there
be
any
sale,
issuance
or
transfer
of
securities
in
any
jurisdiction
in
contravention
of
applicable
law.
No
offer
of
securities
shall
be
made
except
by
means
of
a
prospectus
meeting
the
requirements
of
Section
10
of
the
United
States
Securities
Act
of
1933,
as
amended.
Subject
to
certain
exceptions
to
be
approved
by
the
relevant
regulators
or
certain
facts
to
be
ascertained,
the
public
offer
will
not
be
made
directly
or
indirectly,
in
or
into
any
jurisdiction
where
to
do
so
would
constitute
a
violation
of
the
laws
of
such
jurisdiction,
or
by
use
of
the
mails
or
by
any
means
or
instrumentality
(including
without
limitation,
facsimile
transmission,
telephone
and
the
internet)
of
interstate
or
foreign
commerce,
or
any
facility
of
a
national
securities
exchange,
of
any
such
jurisdiction.
Important
Additional
Information
Will
be
Filed
with
the
SEC
HoldCo
will
file
with
the
SEC
a
registration
statement
on
Form
S-4,
which
will
include
the
joint
proxy
statement
of
Avago
and
Broadcom
that
also
constitutes
a
prospectus
of
HoldCo
and
New
LP
(the
“joint
proxy
statement/prospectus”).
INVESTORS
AND
SHAREHOLDERS
ARE
URGED
TO
READ
THE
JOINT
PROXY
STATEMENT/PROSPECTUS,
AND
OTHER
RELEVANT
DOCUMENTS
TO
BE
FILED
WITH
THE
SEC,
IN
THEIR
ENTIRETY
CAREFULLY
WHEN
THEY
BECOME
AVAILABLE
BECAUSE
THEY
WILL
CONTAIN
IMPORTANT
INFORMATION
ABOUT
AVAGO,
BROADCOM,
HOLDCO,
NEW
LP,
THE
PROPOSED
TRANSACTIONS
AND
RELATED
MATTERS.
Investors
and
shareholders
will
be
able
to
obtain
free
copies
of
the
joint
proxy
statement/prospectus
and
other
documents
filed
with
the
SEC
by
the
parties
through
the
website
maintained
by
the
SEC
at
www.sec.gov.
In
addition,
investors
and
shareholders
will
be
able
to
obtain
free
copies
of
the
joint
proxy
statement/prospectus
and
other
documents
filed
with
the
SEC
by
the
parties
by
contacting
Avago
Investor
Relations
at
(408)
435-
7400
or
investor.relations@avagotech.com
(for
documents
filed
with
the
SEC
by
Avago,
HoldCo
or
New
LP)
or
andrewtp@broadcom.com
(for
documents
filed
with
the
SEC
by
Broadcom).
Participants
in
the
Solicitation
Avago,
Broadcom,
HoldCo
and
New
LP
and
their
respective
directors
and
executive
officers
may
be
deemed
to
be
participants
in
the
solicitation
of
proxies
from
the
shareholders
of
Avago
and
Broadcom
in
respect
of
the
proposed
transactions
contemplated
by
the
joint
proxy
statement/prospectus.
Information
regarding
the
persons
who
are,
under
the
rules
of
the
SEC,
participants
in
the
solicitation
of
the
shareholders
of
Avago
and
Broadcom
in
connection
with
the
proposed
transactions,
including
a
description
of
their
direct
or
indirect
interests,
by
security
holdings
or
otherwise,
will
be
set
forth
in
the
joint
proxy
statement/prospectus
when
it
is
filed
with
the
SEC.
Information
regarding
Avago’s
directors
and
executive
officers
is
contained
in
Avago’s
Annual
Report
on
Form
10-K
for
the
year
ended
November
2,
2014
and
its
Proxy
Statement
on
Schedule
14A,
dated
February
20,
2015,
and
information
regarding
Broadcom’s
directors
and
executive
officers
is
contained
in
Broadcom’s
Annual
Report
on
Form
10-K
for
the
year
ended
December
31,
2014
and
its
Proxy
Statement
on
Schedule
14A,
dated
March
27,
2015,
each
of
which
are
filed
with
the
SEC
and
can
be
obtained
free
of
charge
from
the
sources
indicated
above.

* * * * * * *****************

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Avago, Broadcom, Holdco, Partnership, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Avago and Broadcom, as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements.

Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Avago or Broadcom for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Avago or Broadcom; (5) the ability of Avago and Broadcom to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the transaction; and (10) legislative, regulatory and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Broadcom’s and Avago’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K, respectively, and Broadcom’s and Avago’s more recent reports filed with the SEC. Neither Broadcom nor Avago undertakes any intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

Holdco will file with the SEC a registration statement on Form S-4, which will include the joint proxy statement of Avago and Broadcom that also constitutes a prospectus of Holdco and Partnership (the “joint proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AVAGO, Broadcom, HOLDCO, PARTNERSHIP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Avago Investor Relations at (408) 435-7400 or investor.relations@avagotech.com (for documents filed with the SEC by Avago, Holdco or Partnership) or Broadcom Investor Relations at andrewtp@broadcom.com (for documents filed with the SEC by Broadcom).

Participants in the Solicitation

Avago, Broadcom, Holdco and Partnership and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Avago and Broadcom in respect of the proposed transactions contemplated by the joint proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Avago and Broadcom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information regarding Avago’s directors and executive officers is contained in Avago’s Annual Report on Form 10-K for the year ended November 2, 2014 and its Proxy Statement on Schedule 14A, dated February 20, 2015, and information regarding Broadcom’s directors and executive officers is contained in Broadcom’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated March 27, 2015, each of which are filed with the SEC and can be obtained free of charge from the sources indicated above.